XG SCIENCES, INC.

3101 Grand Oak Drive

Lansing, MI 48911

January 26, 2016

VIA EDGAR AND FACSIMILE

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Tel: (202) 551-3442

Re:	XG Sciences, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Confidentially Submitted November 24, 2015 CIK No. 1435375

Dear Ladies and Gentlemen:

XG Sciences, Inc. (the “Company”) confirms receipt of the letter dated December 4, 2015 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing (the “Registration Statement”). We are responding to the Staff’s comments as set forth below. The Company’s responses to the Staff’s comments are in identical numerical sequence. For the convenience of the Staff, each comment is repeated verbatim with the Company’s response immediately following.

Holders of Equity, page 22

COMMENT 1:	Disclosure that you revised in response to comment 13 of our November 12, 2015 letter does not speak to whether you intend to convert the Series A and Series B preferred once your common stock is quoted on the OTCBB although we note that you have clarified that point in your more fulsome discussion of the terms of the Series A and B preferred on pages 89 and 91. Since disclosure on page 5 indicates that you hope that your common stock will be eligible for trading on the OTCBB after the effective date of the registration statement, please revise this discussion as well to clarify that OTCBB quotation will not trigger conversion of your Series A and B preferred.

RESPONSE 1:	The Company acknowledges the Commission’s comment above and has revised the disclosure to indicate that trading on the OTCBB will not trigger conversion of the Series A and Series B Preferred Stock.

Going Concern, page 30

Pamela A. Long

U. S. Securities and Exchange Commission

January 26, 2016

COMMENT 2:	In the second paragraph, you appear to have removed disclosure regarding the length of time you believe that you could continue operations using cash on hand. Please revise to restore this disclosure. We also note that you do not have sufficient cash or commitments for financing to sustain operations for the next 12 months, but you also state that you believe cash on hand and proceeds from anticipated private placement financings will sustain your operations for the next 12 months. Please explain how you have financings that are “anticipated” but not “committed,” and disclose the amount of financing that is required to sustain your operations for 12 months and the amount that you anticipate raising in these financings.

RESPONSE 2:	The Company has revised the disclosure to indicate that (a) we believe we can continue operations with cash on hand through April 2016, (b) we believe we will need approximately $4.2 million to sustain us for the next twelve months and (c) although we do not have firm commitments, we believe we will raise an anticipated $15,000,000 from certain investors that have expressed an interest in investing and which are currently conducting due diligence on us and therefore, we believe such anticipated financing sources will allow us to sustain us for the next 12 months.

COMMENT 3:	We are unable to locate disclosure noted in your response to comment 16 in our November 12, 2015 letter that proceeds from the offering, if fully subscribed, will fund your operations for a period of two or more years. Please revise.

RESPONSE 3:	A statement that proceeds from the offering, if fully subscribed, will fund the Company’s operations for approximately the next two years is located in the “Use of Proceeds” section.

COMMENT 4:	In the sixth paragraph, please disclose the conversion price under the notes for holders to receive shares of the Series A convertible preferred stock.

RESPONSE 4:	The paragraph has been revised to reflect the conversion price under the notes for holders to receive shares of Series A Convertible Preferred Stock.

COMMENT 5:	In the last paragraph of this section, please explain why the number of shares of common stock underlying the warrants that are included in the units is not the same as the number of units or the number of shares of Series B convertible preferred stock included in the units.

RESPONSE 5:	The Company has revised this section to clarify that the warrants included as a part of the Series B Convertible Preferred Stock offering were offered with either 85%, 50% or 15% warrant coverage. The amount of warrant coverage the investor received was based on the timing of the investor’s investment. With the exception of two investments which were subject to the 50% warrant coverage, all warrants were subject to 85% warrant coverage. Therefore, although subscriptions were received for 269,987, when the warrant coverage is taken into account, the warrants issuable are for 224,897 shares of common stock.

Selling Securityholders, page 83

Pamela A. Long

U. S. Securities and Exchange Commission

January 26, 2016

COMMENT 6:	It is unclear to which beneficial owner footnote (20) relates. Please revise.

RESPONSE 6:	Footnote (20) of the Selling Securityholders table refers to Mr. Philip Rose. The table has been revised to clarify that the footnote refers to Mr. Rose.

Signatures, page II-8

COMMENT 7:	Please identify the signature of your controller or principal accounting officer in your next amendment. See Instructions 1 and 2 to “Signatures” on Form S-1, and revise.

RESPONSE 7:	The Company acknowledges the Commission’s comment above and has revised the signatures in Amendment No. 1 accordingly.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this response satisfactorily responds to your request. Should you require further information, please contact Clayton Parker, Esq. of K&L Gates LLP at (305) 539-3306.

Sincerely,

XG SCIENCES, INC.

/s/ Philip L. Rose
Name: Philip L. Rose
Title: Chief Executive Officer

cc:	Clayton Parker, Esq., of K&L Gates LLP
Jeff Bauman, CPA, of Frazier & Deeter